Exhibit (a)(1)(I)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase dated
January 17, 2008 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction where it would be illegal to do so. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the
Offer shall be deemed to be made on behalf of MGM MIRAGE and Infinity World
(Cayman) L.P. by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
MGM MIRAGE
and
Infinity World (Cayman) L.P.
of
Up to 15,000,000 Shares
of
MGM MIRAGE Common Stock
at a
Purchase Price of $80.00 Per Share
Net to the Seller in Cash
     MGM MIRAGE, a Delaware corporation (“MGM MIRAGE”), and Infinity World (Cayman) L.P., a Cayman Islands limited partnership (“IW”) and an indirect wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity (“DW”), invites stockholders to tender up to 15,000,000 shares of MGM MIRAGE’s common stock, $0.01 par value per share, for purchase by MGM MIRAGE and IW on a several basis at a price of $80.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 14, 2008 (THE “EXPIRATION”), UNLESS THE OFFER IS EXTENDED.
     The Offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered.
     MGM MIRAGE is making the Offer to buy back its shares as part of its general stock repurchase program because it believes that the Offer is consistent with its long-term corporate goal of increasing stockholder value. MGM MIRAGE believes that the Offer is a prudent use of its financial resources. MGM MIRAGE also believes that investing in its own shares is an attractive use of capital that will benefit MGM MIRAGE and its remaining stockholders. MGM MIRAGE’s management and board of directors have evaluated MGM MIRAGE’s operations, strategy and expectations for the future and believe that the Offer is a prudent use of MGM MIRAGE’s financial resources given its business profile, its assets and recent market prices for its shares.
     IW believes that the shares of MGM MIRAGE represent an attractive investment and that the Offer is consistent with its goal of making a significant minority investment in MGM MIRAGE. The Offer demonstrates IW’s confidence in MGM MIRAGE and its commitment to a long-term investment in MGM MIRAGE. All of the shares which IW may acquire in the Offer will be held for investment purposes. By making the Offer, IW is not seeking to acquire or influence control of the business of MGM MIRAGE.
     Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in MGM MIRAGE as a result of a partial tender of shares or a proration will continue to be owners of MGM MIRAGE. As a result, these stockholders will realize a proportionate increase in their relative equity interest in MGM MIRAGE and thus, in MGM MIRAGE’s future earnings and assets, if any, and will bear the attendant risks associated with owning equity securities, including risks resulting from MGM MIRAGE’s purchase of shares.
     Although the Offer is not conditioned upon any minimum number of shares being tendered or upon financing of the Offer being obtained, the Offer is subject to certain customary conditions described in the Offer to Purchase, including a condition that prior to the Expiration and before the time of payment for the shares, there shall not have occurred any material adverse change to MGM MIRAGE. Notwithstanding any other provision of the Offer, if at any time prior to the Expiration any of the conditions occur or are not met, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) and Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended. The conditions may be asserted by either MGM MIRAGE or IW regardless of the circumstances giving rise to any condition, and may be waived by either of MGM MIRAGE or IW (but only with respect to the obligation to purchase up to, with respect to MGM MIRAGE, 8,500,000 shares, and, with respect to IW, 6,500,000 shares, by the party waiving such condition), in whole or in part, at any time and from time to time in our respective reasonable discretion before the expiration date of the Offer. A subsequent offering period will not be available.
     If the Offer is extended, we must publicly announce such extension no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.
     Stockholders may tender shares by timely delivering to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), (i) certificates for shares (or confirmation of a book-entry transfer of such shares into the Depositary’s account at the

Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and (iii) any other required documents. If shares are held through a bank, broker, dealer, trust company or other nominee, such shares can be tendered only by that bank, broker, dealer, trust company or other nominee. Payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt of the foregoing. For purposes of the Offer, we shall be deemed to have accepted for payment tendered shares when, as and if we give oral or written notice to the Depositary of our acceptance for payment of the tender of such shares. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY US.
     Tenders of shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 5:00 p.m., New York City time, on Monday, March 17, 2008. To be effective, the notice of withdrawal must be in written, telegraphic or telex form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder also must submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of shares tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.
     In the event of proration as a result of more than 15,000,000 shares being tendered in the Offer and not withdrawn, MGM MIRAGE and IW will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration. However, in the event of proration, it is not expected that the final results of any proration will be announced or payment for any shares purchased pursuant to the Offer will commence until approximately five to seven business days after the Expiration.
     MGM MIRAGE’s board of directors has approved the Offer. However, none of MGM MIRAGE, its board of directors, IW, their respective affiliates, the Information Agent nor the Depositary is making any recommendation to you as to whether to tender or refrain from tendering your shares pursuant to the Offer. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. MGM MIRAGE’s directors, executive officers, principal stockholder, and the affiliates of IW have advised MGM MIRAGE and IW that they do not intend to tender any of their shares pursuant to the Offer.
     In certain circumstances, a tendering stockholder whose shares are purchased in the Offer by MGM MIRAGE may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer.
     The information required to be disclosed by Rule 13e-4(d)(1) and Rule 14(d)-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference into this summary advertisement. The complete terms of the Offer are set forth in the Offer to Purchase and the related Letter of Transmittal, which are being filed today with the Securities and Exchange Commission.
     Any questions or requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent, and copies will be furnished promptly at our expense. Copies of the Offer to Purchase, the Letter of Transmittal and the other tender offer materials may also be obtained from the Securities and Exchange Commission’s website, http://www.sec.gov. Stockholders may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
MacKenzie Partners, Inc. {LOGO}
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: mgmmirage-infinity@mackenziepartners.com
January 17, 2008